Filed pursuant to 424(b)(3)

Registration No. 333-229136

BLACK CREEK INDUSTRIAL REIT IV INC.

SUPPLEMENT NO. 7 DATED JULY 14, 2021

TO THE PROSPECTUS DATED MAY 3, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated May 3, 2021 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 5, 2021, Supplement No. 2, dated May 14, 2021, Supplement No. 3, dated May 20, 2021, Supplement No. 4, dated June 3, 2021, Supplement No. 5, dated June 15, 2021, and Supplement No. 6, dated July 1, 2021. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Completed Real Property Acquisition Update

Key Logistics Portfolio

On July 14, 2021, BCI IV Portfolio Real Estate Holdco LLC, a Delaware limited liability company, or “Black Creek Holdco”, our indirect wholly owned subsidiary, acquired a 100% fee interest in 48 industrial buildings totaling approximately 8.3 million square feet on approximately 480.7 acres, which we refer to as the “Key Logistics Portfolio,” pursuant to an Agreement and Plan of Merger, or the “Merger Agreement,” by and between Black Creek Holdco, Prologis Targeted U.S. Logistics Fund, L.P., a Delaware limited partnership, or “USLF,” Prologis USLV Operating Partnership, L.P., a Delaware limited partnership, or “USLV,” and Prologis USLV SubREIT 1, LLC, a Delaware limited liability company, or “USLV SubREIT,” and together with USLF and USLV, the “Sellers.” The Key Logistics Portfolio is located in 13 geographic markets throughout the United States and is 96.4% occupied by 83 customers with a weighted-average remaining lease term (based on square feet) of approximately 3.4 years. One customer in the Key Logistics Portfolio individually leases more than 10% of the total rentable area, as described below:

●	Radial, Inc., a multinational e-commerce company, leases 1.0 million square feet, or approximately 11.6% of the portfolio’s rentable area, under one lease that expires in 2026 with two options to extend the term of the lease for five years each. The annual base rent under the leases is currently $3.6 million and is subject to annual rent escalations of approximately 2% in 2022, 2023, 2024, and 2025.

In general, the customers are responsible for paying directly or reimbursing us for their pro rata share of the real estate taxes, insurance, and repair and maintenance costs of the property.

Our management currently believes that the Key Logistics Portfolio is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and that the Key Logistics Portfolio will be adequately covered by insurance. There are a number of comparable facilities in the vicinity of the Key Logistics Portfolio that may compete with these buildings. The cost of the Key Logistics Portfolio (excluding the cost attributable to intangible lease assets and liabilities, which will be amortized over the remaining lease term, and land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The total purchase price was $920.0 million, subject to customary prorations. We estimate that the purchase price capitalization rate is approximately 4.0%. The purchase price capitalization rate is based on the property’s projected cash net operating income from in-place leases for the 12 months after the date of purchase, including any contractual rent increases contained in such leases for those 12 months, divided by the purchase price for the property, exclusive of transfer taxes, due diligence expenses and other closing costs including acquisition costs. We funded this acquisition using proceeds from this offering and funds from our existing credit facility. The Sellers are not affiliated with us or our affiliates.

Following the closing, 12 of the 48 buildings in the Key Logistics Portfolio, totaling approximately 4.2 million square feet, were placed in one or more Delaware statutory trusts, or “DST Properties,” and became a part of our DST Program. The interests in the DST Properties are owned by a taxable REIT subsidiary of the Operating Partnership and will be sold to third party investors. We, through a subsidiary of the Operating Partnership, hold long-term leasehold interests in the DST Properties pursuant to master leases that are fully guaranteed by the Operating Partnership, while third-party investors will ultimately hold some or all of the interests in the DST Properties through their acquisition of beneficial interests in the Delaware statutory trusts.

The following table shows the weighted-average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Key Logistics Portfolio, for the years ended December 31:

Year	Weighted-Average Occupancy	Average Effective Annual Gross Rent per Lease Square Foot (1)
2020	95.2%	$4.81
2019	98.7%	$4.40
2018	96.2%	$4.19
2017	96.1%	$4.06
2016	97.4%	$4.00

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s gross total rental revenue (excluding operating expense recoveries) by the weighted-average square footage under lease during such year.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for each of the next 10 years, as of the acquisition date, for the Key Logistics Portfolio:

		Gross Leasable Area
Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annualized Base Rental Income of Expiring Leases (1)	Percent of Total Annualized Base Rental Income
2021	9	492,119	6%	$2,507,629	7%
2022	16	1,820,351	22%	$7,646,560	20%
2023	23	1,726,597	21%	$7,881,977	21%
2024	12	418,645	5%	$2,694,805	7%
2025	8	744,387	9%	$4,011,026	10%
2026	7	1,505,704	18%	$6,065,789	16%
2027	4	352,956	4%	$2,280,221	6%
2028	3	754,066	9%	$3,882,516	10%
2029	1	50,050	1%	$252,402	1%
2030	1	50,000	1%	$417,768	1%

(1)	Annualized base rent is calculated as monthly base rent (cash basis) per the terms of the lease, as of the acquisition date, multiplied by 12. If free rent is granted, then the first month with a positive rent value is used.